EXHIBIT 12.1

REYNOLDS AMERICAN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	For The Three Months Ended March 31,		For The Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings before fixed charges:
Income from continuing operations before income taxes	$620	$531	$2,262	$2,741	$1,953	$2,186	$2,205

Fixed charges:
Interest and debt expense (1)	91	59	286	259	234	221	232
Interest portion of rental expense(2)	2	2	8	8	6	6	7

Add: Fixed charges	93	61	294	267	240	227	239

Earnings before fixed charges	$713	$592	$2,556	$3,008	$2,193	$2,413	$2,444

Fixed charges:
Interest and debt expense(1)	$91	$59	$286	$259	$234	$221	$232
Interest portion of rental expense(2)	2	2	8	8	6	6	7

Total fixed charges	$93	$61	$294	$267	$240	$227	$239

Ratio of earnings to fixed charges(3)	7.7	9.7	8.7	11.3	9.1	10.6	10.2

(1)	Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves for income taxes, as such interest is included in provision for income taxes.
(2)	One-third of rent expense is the portion deemed representative of the interest factor.
(3)	Based on unrounded amounts.